PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
United Kingdom

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Website www.premier-oil.com

09046762

SUPPL

6th August 2009

SEC Mail Processing
Section

AUG 11 2009

Washington, DC
110

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sirs

~~Premier Oil plc~~ (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find attached the following press release dated 6th August 2009.

"First Oil from Shelley"

Yours faithfully

C. Cunliffe

Stephen Huddle
for **Company Secretary**

Att

dlw 8/14

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL plc
("Premier" or "the Company")

First oil from Shelley

6th August 2009

Premier is pleased to announce that oil production from the Shelley field commenced at approximately 0900 this morning from the first of two wells. The second well is expected on-stream within the next 48 hours.

Premier is the operator of the field with 100% equity, which it acquired as part of the acquisition of Oilexco North Sea Limited ("ONSL") in May this year.

The Shelley field was discovered in 1984 by the 22/2-2 well and is located in 95m of water approximately 40 km south of the Premier-operated Balmoral complex. The field is located in a Palaeocene Forties reservoir and contains 31 degree API oil.

The field has been developed using two horizontal subsea production wells equipped with down-hole electric submersible pumps. The wells are connected via a short flow-line, and a control umbilical, to the Sevan Voyageur FPSO.

Simon Lockett, Chief Executive Officer, commented:

"Prior to Premier's acquisition of ONSL, the development of the Shelley field had been stopped and the contract with Sevan had been terminated. I am delighted that we have been able to negotiate a new contract with Sevan and, with the support of our key suppliers, restart the development, achieving first production so soon."

Enquiries

Premier Oil plc — **Tel: 020 7730 1111**
Simon Lockett

Pelham PR
James Henderson — **Tel: 020 7337 1501 / 07774 444 163**
Gavin Davis — **Tel: 020 7337 1515 / 07910 104 660**
Evgeniy Chuikov — **Tel: 020 7337 1513 / 07894 608 606**